EXHIBIT 6.3

BRK, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made on September 14, 2020 by and between MICHAEL KOVACOCY (“Executive”) and BRK, Inc., a Nevada corporation (the “Company”).

1. Duties.

1.1 Position. Executive is employed as Chief Operating Officer and Investor Relations of the Company, reporting to the Company’s board of directors. The duties and responsibilities of Executive shall include the duties and responsibilities for the structuring and implementation of capital raises, either public or private, for the company, help support the releasing of information, assist in handling inquiries from Shareholders and media, providing feedback to management. The Executive shall perform such duties as from time to time may be prescribed for him by the Company’s board of directors, in all cases to be consistent with Executive’s corporate offices and positions.

1.2 Obligations to the Company. Executive agrees to the best of his ability and experience that he will at all times loyally and conscientiously perform all of the duties and obligations required of and from Executive pursuant to the express and implicit terms hereof, and to the reasonable satisfaction of the Company. Executive will not render commercial or professional services of any nature to any person or organization, directly or indirectly engage or participate in any business that is competitive in any manner with the business of the Company, whether or not for compensation, without the prior written consent of the Board. Nothing in this Agreement will prevent Executive from accepting speaking or presentation engagements in exchange for honoraria, from serving on boards of charitable organizations, or from owning no more than 4.9% of the outstanding equity securities of a corporation whose stock is listed on a national stock exchange or the Nasdaq National Market.

2. 24 Month Employment. The employment of Executive under this Agreement shall be for a 24 month period. The Company and Executive acknowledge and agree that Executive’s employment shall be automatically renewed for 12 month periods unless terminated for breach of this contract as defined herein. Notwithstanding any other obligation under this Agreement, Executive’s employment with the Company may be terminated by providing thirty (30) day notice in writing to the Company, at any time for any or no reason.

3. Compensation. For the duties and services to be performed by Executive hereunder, the Company shall pay Executive, and Executive agrees to accept, the salary, stock options, bonuses and other benefits described below in this Section 3.

1

3.1 Salary. During the calendar year 2020, Executive shall receive a base salary of $10,000.00, paid on the 15th of every month, which is equivalent to $120,000 on an annualized basis. Executive’s monthly base salary will be payable pursuant to the Company’s normal payroll practices for payment of salary to executive employees. Executive’s base salary will be reviewed as part of the Company’s normal salary review process.

3.2 Discretionary Bonus. Executive is eligible for an annual discretionary cash bonus equal to up to 100% of Executive’s then current base salary. This discretionary bonus will be based upon (i) the Company’s achievement of business and other goals solely determined by the Board in November of the previous fiscal year and (ii) the Executive’s achievement of personal performance objectives established and approved by the Company no later than February each fiscal year. Payment of any earned bonus shall be made no later than February following the close of the applicable fiscal year. In addition, Executive may be entitled to other incentive bonuses as solely determined by the Board or the Company’s Compensation Committee from time to time.

3.3 Additional Benefits. Executive will be paid one year of health insurance coverage with an insurer of his choice. Beyond the initial year coverage, Executive is eligible to participate in the Company’s employee benefit plans of general application in accordance with the rules established for individual participation in any such plan and under applicable law. Executive will be allocated up to $10,000.00 for Relocation Expenses, up to 6 months of Accommodation Expenses when relocating to the United States, and $2,000.00 for Urban Transport Expense.

3.4 Vacation. Executive is eligible to accrue up to 30 days of paid vacation per year, which vacation may be used in the year in which accrued or in a subsequent year, subject to the Company’s policies with respect to maximum accrual of unused vacation.

4. Severance Benefits. Executive shall be entitled to receive severance benefits upon termination of employment only as set forth in this Section 4. Executive’s entitlement to such severance benefits shall be conditioned upon Executive’s execution and delivery to the Company of (i) a general release of all claims, (ii) a resignation from all of Executive’s positions with the Company and (iii) an agreement not to directly or indirectly be employed or involved with any business developing or exploiting any products or services that are competitive with products or services for a period of 24 months from termination (a) being commercially developed or exploited by the Company during Executive’s employment and (b) on which Executive worked or about which Executive learned proprietary information or trade secrets of the Company during Executive’s employment with the Company. Any payment of severance benefits under the terms of this Agreement will be subject to all applicable tax withholding

4.1 Voluntary Termination or Termination for Cause. If Executive voluntarily elects to terminate his employment with the Company other than by Executive’s Resignation for Good Reason, as defined in Section 5.3 below, or if the Company or a successor entity terminates Executive’s employment for Cause, as defined in Section 5.2 below, or the Executive dies or becomes incapacitated or otherwise disabled in such a manner that, in the sole determination of the Board, the Executive cannot perform reasonably the duties specified in Section 1 above, then Executive shall not be entitled to receive payment of any severance benefits. Executive will receive payment for all salary and unpaid vacation accrued as of the date of Executive’s termination of employment and Executive’s benefits will be continued solely to the extent of the Company’s then existing benefit plans and policies in accordance with such plans and policies in effect on the date of termination and in accordance with applicable law.

2

4.2 Involuntary Termination Apart From a Change of Control. If Executive’s employment is terminated by the Company or a successor entity without Cause or by Executive’s Resignation for Good Reason prior to or more than twelve (12) months after, a Change of Control (as defined below), Executive will receive payment for all salary and unpaid vacation accrued as of the date of Executive’s termination of employment, and, in addition, Executive will be entitled to receive the following severance benefits:

(i) continued payment of his base salary for a period of twelve (12) months following the date of termination, in accordance with the Company’s normal payroll practices;

(ii) reimbursement of his premium cost for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the lesser of the first twelve (12) months of continuation coverage or that number of months until Executive becomes eligible for reasonably comparable benefits under any future employer’s health insurance plan, provided Executive makes a timely election for such continuation coverage and presents reasonably requested documentation of payment of such premiums;

(iii) payment of 100% of Executive’s current year discretionary cash bonus regardless of the Company’s or the Executive’s achievement of the goals referred to in Section 3.3 of this Agreement;

(iv) accelerated vesting as to 50% of Executive’s then unvested option shares; and

(v) reimbursement for up to $100,000 of expenses incurred in obtaining new employment, provided Executive submits evidence that is satisfactory to the Company that the amount involved was expended and related to obtaining new employment.

4.3 Involuntary Termination Following a Change of Control. If Executive’s employment is terminated by the Company or a successor entity without Cause or by Executive’s Resignation for Good Reason in either case within twelve (12) months following a Change of Control, Executive will receive payment for all salary and unpaid vacation accrued as of the date of Executive’s termination of employment, and, in addition, Executive will be entitled to receive the following severance benefits:

(i) continued payment of his base salary for a period of eighteen (18) months following the date of termination, in accordance with the Company’s normal payroll practices;

(ii) reimbursement of his premium cost for continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the lesser of the first eighteen (18) months of continuation coverage or that number of months until Executive becomes eligible for reasonably comparable benefits under any future employer’s health insurance plan, provided Executive makes a timely election for such continuation coverage and presents reasonably requested documentation of payment of such premiums;

3

(iii) payment of 150% of Executive’s current year discretionary cash bonus regardless of the Company’s or the Executive’s achievement of the goals referred to in Section 3.3 of this Agreement;

(iv) accelerated vesting of 100% of all the unvested option shares pursuant to the terms of Section 3.2(ii) of this Agreement; and

(v) reimbursement for up to $50,000 of expenses incurred in obtaining new employment, provided Executive submits evidence that is satisfactory to the Company that the amount involved was expended and related to obtaining new employment.

5. Definitions. For purposes of this Agreement, the following definitions shall apply:

5.1 “Change of Control” means a sale of all or substantially all of the Company’s assets, or any merger or consolidation of the Company with or into another corporation other than a merger or consolidation in which the holders of more than 50% of the shares of capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by the voting securities remaining outstanding or by their being converted into voting securities of the surviving entity) more than 50% of the total voting power represented by the voting securities of the Company, or such surviving entity, outstanding immediately after such transaction.

5.2 “Cause” means the determination by the Company’s Board of Directors of any of the following: (i) Executive’s failure to perform Executive’s duties and responsibilities to the Company in a manner satisfactory to the Board; (ii) Executive’s violation of a Company policy; (iii) Executive’s conviction of any state or federal law, including but not limited to any act of fraud, embezzlement or dishonesty, or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company, including the Company’s reputation; (iv) Executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Executive owes an obligation of nondisclosure as a result of his relationship with the Company; or (v) Executive’s breach of any of his or her obligations under any written agreement or covenant with the Company.

5.3 “Resignation for Good Reason” means, subject to the right of either party to arbitrate a dispute with respect thereto in accordance with Section 12 below, Executive’s resignation as a result of, and within 30 days following: (i) a change in Executive’s position such that he is not a corporate officer of the Company (or a successor company, in the event of a Change of Control); (ii) a significant and substantial reduction in Executive’s job, duties, or responsibilities in a manner that is substantially and materially inconsistent with the position, duties, or responsibilities held by Executive immediately before such reduction; (iii) any reduction in Executive’s base salary other than in connection with and consistent with a general reduction of all officer base salaries; or (iv) a relocation of the Company’s executive offices to a location more than 50 miles away from their current location provided such change increases Executive’s commute by 25 miles or 45 minutes.

4

6. Confidentiality Agreement. Executive has signed a Proprietary Information and Inventions Agreement (the “Proprietary Agreement”) that is incorporated by reference and made a part of this Agreement and the form of which is attached hereto as Exhibit B. Executive hereby represents and warrants to the Company that Executive has complied with all obligations under the Proprietary Agreement and agrees to continue to abide by the terms of the Proprietary Agreement and further agrees that the provisions of the Proprietary Agreement shall survive any termination of this Agreement or of Executive’s employment relationship with the Company in accordance with the terms of the Proprietary Agreement.

7. Confidentiality of Terms. Executive agrees to follow the Company’s strict policy that employees must not disclose, either directly or indirectly, any information, including any of the terms of this Agreement, regarding salary or stock purchase allocations to any person, including other employees of the Company (other than such employees who have a need to know such information); provided, however, that Executive may discuss such terms with members of his immediate family and any legal, tax or accounting specialists who provide Executive with individual legal, tax or accounting advice.

8. Covenants. In addition to the obligations to which the Executive agreed by executing the Proprietary Agreement, Executive understands and agrees that during the term of Executive’s employment with the Company, and for the greater of (i) the duration of any payments to Executive of severance benefits pursuant to Section 4 of this Agreement or (ii) one (1) year after the termination of Executive’s employment with the Company, Executive will not do any of the following:

8.1 Compete. Without the Company’s prior written consent, Executive will not directly or indirectly be employed or involved with any business developing or exploiting any products or services that are competitive with products or services (i) being commercially developed or exploited by the Company during Executive’s employment and (ii) on which Executive worked or about which Executive learned proprietary information or trade secrets of the Company during Executive’s employment with the Company.

8.2 Solicit Business. Solicit or influence or attempt to influence any client, customer or other person either directly or indirectly, to direct his, her or its purchase of the Company’s products and/or services to any person, firm, corporation, institution or other entity in competition with the business of the Company.

8.3 Solicit Personnel. Solicit or influence or attempt to influence any of the Company’s employees, consultants or other service providers to terminate or otherwise cease his, her or its employment, consulting or service relationships with the Company or to become an employee, consultant or service provider of any competitor of the Company.

5

9. Breach of the Agreement. Executive acknowledges that upon his breach of this Agreement or the Proprietary Agreement, the Company would sustain irreparable harm from such breach, and, therefore, Executive agrees that in addition to any other remedies which the Company may have under this Agreement or otherwise, the Company shall be entitled to obtain equitable relief, including specific performance and injunctions, restraining Executive from committing or continuing any such violation of the Agreement or the Proprietary Agreement. Executive acknowledges and agrees that upon Executive’s material or intentional breach of any of the provisions of the Agreement (including Section 8) or the Proprietary Agreement, in addition to any other remedies the Company may have under this Agreement or otherwise, the Company’s obligations to provide benefits to Executive as described in this Agreement, including without limitation those benefits provided in Section 4, shall immediately terminate.

10. Entire Agreement. This Agreement, including the Proprietary Agreement that the Executive has signed, sets forth the entire agreement and understanding of the parties relating to the subject matter herein, supercedes any prior agreement, and merges all prior discussions between them.

11. Conflicts. Executive represents and warrants that his performance of all the terms of this Agreement will not breach any other agreement or understanding to which Executive is a party. Executive has not, and will not during the term of this Agreement, enter into any oral or written agreement in conflict with any of the provisions of this Agreement.

12. Miscellaneous Provisions.

12.1 Amendments and Waivers. Any term of this Agreement may be amended or waived only with the written consent of the parties. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

12.2 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

12.3 Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Nevada, without giving effect to its or any other jurisdiction’s principles of conflict of laws.

12.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

6

The parties have executed this Employment Agreement as of the date first written above.

The Company: BRK, INC.

By:		/s/ Daniel Serruya
	Name:	Daniel Serruya
	Title:	President and Chief Executive Officer

	Address:	411 Eastgate Road, Suite A Henderson, Nevada 89011

Executive:

By:		/s/ Michael Kovacocy
Name (Print):

Address:

Tel:

7